Filed by AltC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.

Commission File No. 001-40583

Date: September 18, 2023

On July 11, 2023, AltC Acquisition Corp. (“AltC”) announced that it had entered into a definitive agreement for a business combination with Oklo Inc. (the “Business Combination”). On September 18, 2023, AltC made available the following presentation relating to the Business Combination:

Recent announcements September 2023 Oklo’s Aurora powerhouse 15 MWe liquid metal fast fission power plant site and fuel secured for commercial plant deployment at the Idaho National Laboratory (“INL”) to go public in partnership with AltC Acquisition Corp. Experimental Breeder Reactor II (“EBR-II”) The inspiration for the Aurora powerhouse Digital rendering for illustrative purposes only

2 | AltC Acquisition Corp. About this presentation This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential transaction (the “proposed transaction”) between Oklo Inc. (“Oklo”) and AltC Acquisition Corp. (“AltC”) and related transactions and for no other purpose. The information contained herein does not purport to be all inclusive and no representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will Oklo, AltC or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “goal,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations for the collaborative programs memorialized in the Memorandum of Understanding between Centrus and Oklo announced on August 31, 2023, including with respect to the supply of HALEU to Oklo and any of the other components of the collaboration, statements regarding the consummation of any definitive agreement between Oklo and Centrus, including with respect to Centrus’ purchase of electricity from Oklo, the deployment and capabilities of Oklo’s powerhouses in southern Ohio, statements regarding Oklo’s expected market opportunity and pricing for the electricity generated by its powerhouses, statements regarding the U.S. Air Force’s pilot micro-reactor program and Oklo’s potential selection for such program, statements regarding the award of a final contract to Oklo, the construction, ownership and operation by Oklo of a power plant for Eielson Air Force Base, statements regarding the safety profile of Oklo’s technology, the execution of a definitive power purchase agreement by the Defense Logistics Agency Energy, statements regarding the success of Oklo’s power plants in serving Eielson Air Force Base, statements regarding Oklo’s ability to access the capital markets, statements regarding Oklo’s future relationships with investors, statements regarding its long-term financial strategy and business growth, and statements regarding the proposed business combination between Oklo and AltC. These forward-looking statements are based on information available to us as of the date of this communication and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve known and unknown risks, uncertainties and other factors, which may be beyond our control. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Oklo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oklo. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Oklo that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties, include risks related to the deployment of Oklo’s powerhouses, including those that affect the success of each of the collaboration programs announced herein; the risks that Centrus is the future is unable or unwilling to proceed with the collaboration programs announced herein; the risk that Oklo and Centrus do not ever enter into any definitive agreements relating to the purchase and sale of electricity or for any of the other related activities noted in this communication; risks relating to Oklo’s final selection for the U.S Air Force’s pilot program herein; risks related to Oklo’s ability to satisfy any requirements set forth in the Notice of Intent to Award letter; risks related to the deployment of Oklo’s powerhouses, including those that affect Oklo’s successful deployment, construction and operation of a power plant for Eielson Air Force Base; risks relating to the licensing by the NRC of the powerhouse contemplated by the pilot program discussed herein; risks relating to the safety of Oklo’s technology; the risks that the United States Department of Defense or the United States Air Force in the future is unable or unwilling to proceed with the pilot program; the risk that Oklo and the Defense Logistics Agency Energy do not ever enter into any definitive agreements relating to the purchase and sale of electricity or steam for the activities discussed herein; risks relating to the capital markets, including risks that would affect the market price or liquidity of the combined company’s securities; the risk that Oklo is pursuing an emerging market, with no commercial project operating, regulatory uncertainties; the potential need for financing to construct plants, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of AltC or Oklo is not obtained the effects of competition; changes in applicable laws or regulations; the outcome of any government and regulatory proceedings, investigations and inquiries; the risks noted under the heading “Risk Factors,” and other documents filed, or to be filed, with the SEC by AltC, including the registration statement on Form S-4 that AltC intends to file. If any of these risks materialize or Oklo’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements relating to Oklo. There may be additional risks that Oklo does not presently know or that Oklo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo’s expectations, plans or forecasts of future events and views as of the date of this communication. Oklo anticipates that subsequent events and developments will cause Oklo’s assessments to change. However, while Oklo may elect to update these forward-looking statements at some point in the future, Oklo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Oklo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

3 | AltC Acquisition Corp. About this presentation Additional Information About the Proposed Transaction and Where to Find It The proposed transaction will be submitted to shareholders of AltC for their consideration. AltC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to AltC’s shareholders in connection with AltC’s solicitation for proxies for the vote by AltC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Oklo’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, AltC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. AltC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, in connection with AltC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by AltC in connection with the proposed transaction, as these documents will contain important information about AltC, Oklo and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by AltC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019. Participants in the Solicitation AltC, Oklo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from AltC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AltC’s shareholders in connection with the proposed transaction will be set forth in AltC’s proxy statement/prospectus/consent solicitation statement when it is filed with the SEC. You can find more information about AltC’s directors and executive officers in AltC’s final prospectus filed with the SEC on July 7, 2021 and in the Annual Reports filed by AltC with the SEC on Form 10-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

4 | AltC Acquisition Corp. Recent announcements by Oklo highlight its strong growth potential July 11, 2023 Oklo to go public via merger with AltC Acquisition Corp. with net transaction proceeds to be invested in growth initiatives to accelerate the business plan and fund the first deployment of the Aurora powerhouse Oklo and Centrus Energy sign memorandum of understanding (“MOU”) for fuel, components, and power procurement to support the deployment of advanced fission technologies in Southern Ohio Oklo tentatively selected by The Defense Logistics Agency Energy, on behalf of the United States Air Force and the United States Department of Defense, to provide clean and resilient power to Eielson Air Force Base Oklo appoints Craig Bealmear as Chief Financial Officer Growth funding Strategic partnership Fuel supply Strategic partnership Team building Since the go public announcement August 31, 2023 2 September 7, 2023 3 August 28, 2023 1

Oklo and Centrus Energy sign memorandum of understanding

1

Announced on August 28, 2023

Announcement details

✓ Oklo and Centrus intend to enter into a broad range of collaboration activities by signing an MOU related to **fuel, power procurement and components to support and accelerate the deployment of advanced fission technologies**

1. **Oklo would purchase High-Assay, Low-Enriched Uranium ("HALEU") from the production facility Centrus is planning to build in Piketon, Ohio,** the only such facility licensed by the U.S. Nuclear Regulatory Commission to produce HALEU
2. **Centrus would purchase electricity from the Aurora powerhouses that Oklo is planning to build in Piketon.** These two power plants are designed to power thousands of homes and businesses in addition to the HALEU production facility; similarly, the HALEU production plant is designed to be scaled up to support hundreds of reactors
3. **Centrus would manufacture components for Oklo's Aurora powerhouse** at Centrus' advanced manufacturing facility in Oak Ridge, Tennessee, as well as manufacturing capacity at the American Centrifuge Plant in Piketon, Ohio, where HALEU production will take place
4. **Centrus and Oklo would work together to establish and license the capabilities necessary to deconvert HALEU** from uranium hexafluoride to uranium metal and **fabricate fuel assemblies for Oklo's Aurora powerhouses**

✓ **Oklo and Centrus have been partners since 2021** when the companies signed a non-binding letter of intent to cooperate in the development of a HALEU fuel facility

Management commentary

Dr. Jacob DeWitte
Co-founder and CEO of Oklo

*"Our wide-ranging landmark partnership with Centrus is expected to span fuel production, manufacturing, and power off-take, exemplifying the early market interest in our scalable power plants and differentiated business model, involving selling power, not power plants. **This important collaboration is expected to facilitate several elements of our strategy to meet the growing demand for our powerhouses that stems from our pipeline of customer engagements across various industries.**"*

Sam Altman
CEO of AltC Acquisition Corp. and Chairman of Oklo

*"I am excited about the powerful enabling effect between Oklo and Centrus in providing abundant, inexpensive energy with advanced fission. **This partnership will represent an important step in lowering the cost of energy by establishing a critical domestic fuel supply infrastructure.**"*

Source: Oklo press release dated August 28, 2023

5

OKLO | AltC Acquisition Corp.

6 | AltC Acquisition Corp. Oklo tentatively selected to provide clean and resilient power to Eielson Air Force Base Announced on August 31, 2023 Announcement details Management commentary Dr. Jacob DeWitte Co-founder and CEO of Oklo “We are honored to be at the forefront of increasing resilience and reducing emissions, while driving national security forward.” The Defense Logistics Agency Energy on behalf of the United States Air Force has issued a Notice of Intent to Award a contract to Oklo to provide power and heat at the Eielson Air Force Base as part of the Air Force's micro-reactor pilot program This project represents a significant stride towards ensuring a clean and resilient energy supply for critical national security infrastructure This selection initiates the acquisition process to potentially award a contract to Oklo. Oklo would obtain a license for its power plant from the Nuclear Regulatory Commission, construct the power plant, and operate it to deliver both electricity and steam to the Eielson Air Force Base under a long-term power purchase agreement executed by the Defense Logistics Agency Energy The Air Force micro-reactor pilot program was initiated in response to the Fiscal Year 2019 National Defense Authorization Act, which required the Department of Defense to identify potential military locations to site, construct, and operate a micro-reactor Oklo’s power plant uses a fast reactor design based on demonstrated technology with a history of successful operation. The technology’s ability to operate independently from the grid while providing a clean and reliable power source makes it an ideal solution for domestic military installations critical to national security infrastructure Source: Oklo press release dated August 31, 2023 2

7 | AltC Acquisition Corp. Oklo appoints Craig Bealmear as Chief Financial Officer Announced on September 7, 2023 Announcement details Management commentary Source: Oklo press release dated September 7, 2023 Dr. Jacob DeWitte Co-founder and CEO of Oklo “We are excited to welcome Craig to the Oklo team. Craig’s extensive international experience in corporate finance, commercial operations and strategy will be instrumental in supporting Oklo’s mission to provide clean, reliable, and affordable energy on a global scale. Having previously served as a public company CFO, Craig brings valuable insights into investor relations and other crucial aspects of scaling businesses and enhancing shareholder value.” Craig Bealmear CFO of Oklo “I am thrilled to accept the role of CFO at Oklo and be a part of the tremendous team that is being assembled to transform how fission technologies come to market and meet the urgent need for affordable, reliable, clean energy.” Craig Bealmear has over thirty years of experience in financial and commercial leadership, particularly in public company settings In his role as CFO of Oklo, Bealmear will help oversee corporate financial functions. This includes spearheading initiatives to identify and access capital markets, fostering and managing key investor relationships, and formulating Oklo’s long-term financial strategy During Bealmear’s 28-year career at BP, he had a variety of significant responsibilities that culminated in his role as CFO for its North America downstream division, in which Bealmear was responsible for financial reporting, control, and compliance for its three U.S. refineries, midstream operations and 7,500 retail sites across the continent. His experience in developing and implementing deal structures, including joint ventures with private equity firms, positions Oklo to explore strategic opportunities for growth and expansion In his most recent role as CFO of Renewable Energy Group (NASDAQ: REGI) (REG), Bealmear led all financial activities, including accounting, financial planning, tax, compliance, internal audit, treasury, and investor relations. Bealmear played a crucial role in several important strategic initiatives to REG, including its inaugural $550 million green bond offering and the sale of the company to Chevron for $3.15 billion in 2022 Bealmear holds an MBA degree in Finance from The Wharton School: University of Pennsylvania and an undergraduate degree in Business Administration from Bellarmine University (Louisville, KY) 3

8 | AltC Acquisition Corp. Risk factors 1. Our business plan requires substantial investment. If there are significant redemptions in connection with the proposed Business Combination, we may need to make significant adjustments to our business plan or seek additional capital. Depending on our available capital resources, we may need to delay or discontinue expected near-term expenditures, which could materially impact our business prospects, financial condition, results of operations and cash flows by limiting our ability to pursue some of our other strategic objectives and/or reducing the resources available to further develop our design, sales and manufacturing efforts. 2. In order to fulfill our business plan, we will require additional funding in addition to any funding resulting from the proposed Business Combination. Such funding may be dilutive to our investors and no assurances can be provided as to the availability or terms of any such funding. Any such funding and the associated terms will be highly dependent upon market conditions and the progress of our business at the time we seek such funding. 3. Our projected corporate expenditures and our ability to achieve profitability are subject to numerous risks and uncertainties, including uncertainties related to the impact of inflation, evolving regulatory requirements, raw material and nuclear fuel availability, global conflicts, global supply chain challenges and component manufacturing and testing uncertainties, local and domestic energy policies, international energy policies, international trade policies, government contracting and procurement rules, among other factors. Accordingly, it is possible that our overall expenditures could be higher than the levels we currently estimate, and any increases could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows. 4. We may experience a disproportionately larger impact from inflation and rising costs. Although the impact of material cost, labor, or other inflationary or economically driven factors will impact the entire nuclear and energy transition industry (including renewable sources of electricity, like solar and wind), the relative impact will not be the same across the industry, and the particular effects within the industry will depend on a number of factors, including material use, technology, design, structure of supply agreements, project management and other factors, which could result in significant changes to the competitiveness of our technology and our ability to sell our powerhouses, which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows. 5. We are an early-stage company with a history of financial losses (e.g., negative cash flows), and we expect to incur significant expenses and continuing financial losses at least until our powerhouses become commercially viable, which may never occur. 6. If we fail to manage our growth effectively, we may be unable to execute our business plan which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows. 7. We have not yet sold any powerhouses or entered into any binding contract with any customer to deliver electricity or heat and there is no guarantee that we will be able to do so in the future. This limited commercial operating history makes it difficult to evaluate our prospects and the risks and challenges we may encounter. 8. Our business plan includes the use of investment tax credits, production tax credits or other forms of government funding to finance the commercial development of our powerhouses, and there is no guarantee that our projects will qualify for these credits or that government funding will be available in the future. 9. The amount of time and funding needed to bring our powerhouses to market may greatly exceed our projections. 10. Our construction and delivery timeline estimates for our powerhouses may increase due to a number of factors, including the degree of pre-fabrication, standardization, on-site construction, long-lead procurement, contractor performance, plant qualification testing and other site-specific considerations. 11. We do not currently employ any risk sharing structures to mitigate the risks associated with the delivery and performance of our powerhouses. Any delays or setbacks we may experience for our first commercial delivery or failure to obtain final investment decisions for future orders could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows and could harm our reputation. 12. Any failure to effectively update the design, construction, and operations of our powerhouses to ensure cost competitiveness could reduce the marketability of our powerhouses and adversely impact our expected deployment schedules. 13. Our business plan and our ability to achieve profitability relies on the concurrent development of two configurations of our powerhouses (15 MWe and 50 MWe), and makes certain assumptions with respect to learnings, efficiencies and regulatory approvals as a result of this concurrent development approach which may not be accurate or correct. Any adverse change to these assumptions may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows. 14. Our business plan and our ability to achieve profitability may also rely on the development of other configurations of our powerhouses (100 MWe, or other sizes), and makes certain assumptions with respect to learnings, efficiencies and regulatory approvals as a result of this new development approach which may not be accurate or correct. Any adverse change to these assumptions may have a material adverse effect on our business prospects, financial condition and results of operation and cash flows. 15. Our cost estimates are highly sensitive to broader economic factors, and our ability to control or manage our costs may be limited. Capital and operating costs for the deployment of a first-of-a-kind powerhouse like the Aurora are difficult to project, inherently variable and are subject to significant change based on a variety of factors including site specific factors, customer off-take requirements, regulatory oversight, operating agreements, supply chain availability, supply chain availability effects on reactor and power plant performance, inflation and other factors. 16. Opportunities for cost reductions with subsequent deployments are similarly uncertain. To the extent cost reductions are not achieved within the expected timeframe or magnitude, the Aurora may not be cost competitive with alternative technologies, which may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows and could harm our reputation. 17. The amount of time and funding needed to bring our nuclear fuel to market at scale may significantly exceed our expectations. Any material change to our assumptions or expectations with respect to our timeline and funding needs, or any material overruns or other unexpected increase in costs or delays, which may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows and could harm our reputation. 18. The market for advanced fission power is not yet established and may not achieve the growth potential we expect or may grow more slowly than expected and may be superseded or rendered obsolete by new technology or the novel application of existing technology. 19. The market for recycled nuclear fuel in the United States is not yet established and may not achieve the growth potential we expect or may grow more slowly than expected as a result our investment in recycling may be misplaced. 20. We and our customers operate in a politically sensitive environment, and the public perception of fission energy can affect our customers and us. 21. Our technology requires regulatory approvals, and policies around the handling and use of radioactive materials that affect regulatory requirements, processes and the ability to regulate these technologies may change and make regulatory approvals not attainable, adversely affecting our business.

9 | AltC Acquisition Corp. Risk factors 22. Our business plan involves contracting with the government and government-affiliated entities, and any changes or delays to contracting procedures, rules and regulations could lengthen our timeframes to construct and operate our plants, which could materially and adversely affect our business. 23. Incidents involving nuclear energy facilities in the United States or globally, including accidents, terrorist acts or other high profile events involving radioactive materials, could materially and adversely affect the public perception of the safety of nuclear energy, our customers and the markets in which we operate, and such adverse effects could potentially decrease demand for nuclear energy, increase regulatory requirements and costs or result in liability or claims that could materially and adversely affect our business. 24. While we believe our cost estimates are reasonable, they may increase significantly through design maturity, when accounting for supply chain availability, fabrication costs, as we progress through the regulatory process, or as a result of other factors, including unexpected cost increases that particularly effect our powerhouses. 25. Building a new fuel fabrication facility is challenging as a result of many factors, including regulatory and construction complexity, and may take longer or cost more than we expect. 26. We have not sought nor received third-party cost estimates at this time but expect to do so in the future. Such third-party cost estimates may be significantly higher than our current estimates, which may affect the marketability of our powerhouses and our expectations with respect to our business plan and future profitability 27. There is limited precedent for independent developer construction and operation, or use of power purchase agreements, other behind-the-meter or off-grid business models relating to deployment of fission power plants. 28. There is limited operating experience for metal-fueled fast reactors of this type, configuration and scale, compared to that of the existing fleet of large light water reactors. This may result in greater than expected construction cost, deployment timelines, maintenance requirements, differing power output and greater operating expense. 29. Operating a nuclear power plant in a remote environment or in an industrial application has additional risks and costs compared to conventional electric power and heat applications. Such deployments may require additional costs including costs associated with the licensing process, configuration control of the plant, minimum operating staff, training, security infrastructure, radiation protection, government reporting, and nuclear insurance, all of which may be cost prohibitive or reduce the competitiveness of technology. 30. Competition from existing or new competitors or technologies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share. 31. Successful commercialization of new, or further enhancements to existing, alternative carbon-free energy generation technologies, such as adding carbon capture and sequestration/storage mechanisms to fossil fuel power plants, wind, solar, or fusion, may prove to be more cost effective or appealing to the global energy markets and therefore may adversely affect the market demand for, and our ability to, successfully commercialize our targeted powerhouses. 32. The cost of electricity and heat generated from our powerhouses may not be cost competitive with electricity and/or heat generated from other sources, and there is no guarantee that we will be able to charge a premium relative to other energy sources, which could materially and adversely affect our business prospects, financial condition, results of operations and cash flows. 33. Changes in the availability and cost of oil, natural gas and other forms of energy are subject to volatile market conditions that could adversely affect our business prospects, financial condition, results of operations and cash flows. 34. We rely on a limited number of suppliers for certain materials and supplied components, some of which are highly specialized and are being designed for first-of-a-kind or sole use in our power plants. We and our third party vendors may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs or obtain such materials on favorable terms. 35. The operations of our planned fuel facility in Idaho, planned power plants in Idaho and Ohio, and any future facilities, will be highly regulated by the U.S. federal and state-level governmental authorities, including the U.S. Nuclear Regulatory Commission (“NRC”) and regulatory bodies in other jurisdictions in which we may establish operations. Our operations and business plans could be significantly impacted by changes in government policies and priorities. 36. Our business is subject to stringent U.S. export control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our ability to expand globally and thereby affect our business prospects, financial condition, results of operations and cash flows. 37. Changes in governmental agency budgets as well as staffing shortages at national laboratories and other governmental agencies may lengthen our estimated timelines for regulatory approval and construction. 38. We are pursuing an application for a novel design with the NRC, which will require NRC approval of our safety system design among other approvals and may result in additional analysis and design changes, including potential redesigns of certain systems, and could lead to increased costs and delays with respect to regulatory approvals. 39. We have not yet submitted our updated combined operating license application to the NRC and no powerhouse in the Aurora product family has yet been approved or licensed for use at any site by the NRC or any other regulatory agency, and approval or licensing of these designs and the timing of such approval or licensing, if any, is not guaranteed. 40. The existing NRC framework has not been applied to license a nuclear fuel recycling facility for commercial use, and there is no guarantee that the NRC will support the development of our proposed nuclear fuel recycling facility on the timeline we anticipate or at all. 41. Our fuel fabrication facilities will be highly regulated by the U.S. government, potentially including both the NRC and the U.S. Department of Energy and approval or licensing of these facilities is not guaranteed. 42. The design of the Aurora powerhouses has not been approved in any country, and approvals must be obtained on a country-by-country basis before the powerhouses can be deployed. Approvals may be delayed or denied or may require modification to our design, which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows. 43. Our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to fault or negligence. 44. Our powerhouses, like many advanced fission reactors, are expected to rely, in part, on high assay low enriched uranium (“HALEU”) which is not currently available at scale. Access to a domestic supply of HALEU may require significant government assistance, regulatory approval, and additional third-party development and investment to ensure availability. If we are unable to access HALEU, or our access is delayed, our ability to manufacture fuel and to produce electricity and/or heat will be adversely affected, which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows. 45. We must obtain governmental licenses to possess and use radioactive materials, including isotopes of uranium, in our fuel facility operations. Failure to obtain or maintain, or delays in obtaining, such licenses could impact our ability to generate electricity and/or heat for our customers and have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.

10 | AltC Acquisition Corp. Risk factors 46. We must obtain regulatory approvals for the use of various materials in our powerhouse designs. This includes long lead time irradiation testing and analysis, which may require redesign or use of alternative suppliers if results are unsatisfactory. 47. We may require certain materials and components which are only produced in limited quantity and may be predominantly produced outside of the United States. Cultivating supply chain manufacturing capacity for key materials and components depends on supply chain partners and may require cooperation from the United States or other governments and may result in shortages and delays if not accomplished within assumed timelines or costs. 48. Unresolved spent nuclear fuel storage and disposal policy issues and associated costs could have a significant negative impact on our plans to recycle spent fuel as a potential fuel source for our powerhouses. Additionally, U.S. policy related to storage and disposal of used fuel from our power plant and/or negative customer perception of risks relating to these policies could have a significant negative impact on our business prospects, financial condition, results of operations and cash flows. 49. The nature of our business requires us to interact with various governmental entities, making us subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and we may be negatively or positively impacted by any change thereto. 50. Prospective future customers may also require that we comply with their own unique requirements relating to their compliance with policies, priorities, regulations, controls and mandates, including provision of data and related assurance for environmental, social, and governance related standards or goals. 51. Power purchase agreements are a key component to our anticipated business model for sales of power, and customers may be able to void all or part of these contracts under certain circumstances. We may need to find substitute customer power and/or heat offtake, or may need to cancel licensing work related to particular customers and sites as a result of changes in customer demand or contracts with customers. 52. Power purchase agreements may include penalties for not delivering sufficient electric and/or heat energy on schedule, which may result in liabilities and reductions in cash flow. 53. We could incur substantial costs as a result of violations of, or liabilities under, environmental laws. 54. Changes in tax laws could adversely affect our business prospects and financial results. 55. The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget or appropriations process for any government fiscal year could have an adverse impact on our business prospects, financial condition, results of operations and cash flows. 56. We rely on intellectual property law and confidentiality agreements to protect our intellectual property. We may also rely on intellectual property we license from third parties. Our failure to protect our intellectual property rights, our infringement of third-party intellectual property or our inability to obtain or renew licenses to use intellectual property of third parties, could adversely affect our business. 57. Uncertain global macro-economic and political conditions could materially adversely affect our business prospects, financial condition, results of operations and cash flows. 58. We depend on key executives and management to execute our business plan and conduct our operations. A departure of key personnel could have a material adverse effect on our business. 59. Our business plan requires us to attract and retain qualified personnel including personnel with highly technical expertise. Our failure to successfully recruit and retain experienced and qualified personnel could have a material adverse effect on our business. 60. Reduction in energy demand or changes in climate-related policies may change market conditions, reducing our product’s competitiveness and affecting company performance. 61. There is substantial doubt about our ability to continue as a going concern, and we may require additional future funding whether or not the Business Combination is consummated. 62. Beginning in January 2022, there has been a precipitous drop in the market values of growth-oriented companies like ours, particularly companies that entered into business combination agreements with SPACs. In recent months, inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value. As a result, our securities are subject to potential downward pressures, which may result in high redemptions of the cash available from the trust fund. If there are substantial redemptions, there will be a lower float of our common stock outstanding, which may cause further volatility in the price of our securities and adversely impact our ability to secure financing following the closing of the Business Combination. 63. Securities of companies formed through SPAC mergers such as the proposed transaction may experience a material decline in price relative to the share price of the SPAC prior to the merger.

| AltC Acquisition Corp. Digital rendering for illustrative purposes only